Confidential Treatment Requested
by Dresser-Rand Group Inc.
FOIA Confidential Treatment Request
September 21, 2007
Hanna T. Teshome
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 3561
Re:	Dresser-Rand Group Inc.
Definitive 14A
Filed April 5, 2007
File No. 001-32586
Dear Ms. Teshome:
     On behalf of Dresser-Rand Group Inc. (the “Company”), this responds to your letter of August 21, 2007, regarding the Company’s Definitive Proxy Statement on Schedule 14A for the 2007 Annual Meeting of Shareholders (“2007 proxy statement”). Each of your comments is set forth below, followed in turn by the Company’s response. Page references refer to the 2007 proxy statement.
     Pursuant to 17 C.F.R. § 200.83, the Company is requesting confidential treatment for portions of our responses to Comment 9. The Company requests that these portions, as indicated by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information, disclosure of which would cause the Company competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (FOIA) or otherwise, the Company respectfully requests that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to the office of General Counsel at the Company.
     As a general matter, the Company has spent and will continue to spend considerable effort and resources to comply with the new executive compensation disclosure rules. Because most of the new rules, including specifically Compensation Disclosure & Analysis, are principles based, we welcome the Staff’s views on how we may better craft our disclosure to achieve the goal of providing investors clear, concise and meaningful information about executive and director compensation. In the responses that follow, we believe it is prudent to point out to the Staff where the Company believes it has complied with the express requirements of the rules in

Ms. Hanna T. Teshome	Confidential Treatment Requested
September 21, 2007	by Dresser-Rand Group Inc.

its 2007 proxy statement. But we remain committed to improving disclosure through participation in the Staff’s compensation disclosure review project.
Compensation Committee, page 11
1.	Please explain in greater detail the process and the procedures by which the compensation committee determines compensation to the named executive officers. In your revised discussion, please provide a clear picture of the role of the compensation committee in the compensation determination process, the resources utilized in that process and any other factors impacting the company’s compensation determination process. Please refer to Item 407(e)(3) of Regulation S-K.
Response: The Company believes its disclosures under the caption “Compensation Committee” on page 11, and the related disclosures under the caption “Compensation Disclosure & Analysis” (herein, “CD&A”), beginning on page 16, address in all material respects the process and procedures by which the Compensation Committee determines compensation to the named executive officers, but in future filings the Company will provide further information on this topic by explaining such processes and procedures in greater detail in each year’s discussion of CD&A as indicated elsewhere in this letter. In particular, we note that the specific role of the Compensation Committee in the compensation determination process is described in detail under the caption “2006 Compensation Decisions” beginning on page 18, under “Base Salary” and “Annual Incentives” on page 19, and the discussions under the caption “Forward Looking Compensation Decisions” beginning on page 22. Also, the resources utilized are described in these same sections of CD&A (including, for example, references to the Company’s executive compensation professional and references to published compensation studies under Base Salary and Annual Incentives, and references to the retention of Pearl Meyer & Partners with respect to upcoming compensation decisions under Forward Looking Compensation Decisions on page 22).
In general, the Company intends that the disclosure under “Compensation Committee” address the broad framework of the procedures (including a discussion of the areas of responsibility delegated to the Compensation Committee, and full copy of the Compensation Committee charter), and that the more detailed processes and procedures in a given year, where material, are more logically contained in CD&A. The Company believes that cross-referencing the disclosure separately required by Item 402 satisfies the requirements of Item 407(e)(3), is consistent with well-established practice that generally allows disclosure obligations to be satisfied by cross-reference instead of by repetition (and with future practice that may present such information through XBRL or other electronic hyperlinks) and presents the required information in a context that is clear and concise. However, the Company is happy to consider more specific cross referencing, or other formulations or approaches if the Staff would identify examples for review.

Ms. Hanna T. Teshome	Confidential Treatment Requested
September 21, 2007	by Dresser-Rand Group Inc.

2.	You state on page 22 that you engaged an external consulting firm to advise on executive compensation matters. Please describe in greater detail the nature and the scope of the consultants’ assignment and the material elements of the instructions and directions given to the consultants with respect to the performance of their duties under the engagement. Please refer to Item 407(e)(3)(iii) of Regulation S-K.
Response: Notably, the Company’s compensation consultant had no role with respect to 2006 compensation decisions (and therefore no effect on 2006 compensation amounts set forth in the various compensation tables). In light of the forward-looking nature of the engagement, the Company believes its disclosures in CD&A on page 22 (cross-referenced in the Company’s discussion of the Compensation Committee generally on page 11) address in all material respects the nature and scope of assignment and the material elements of the instructions and directions given to Pearl Meyer & Partners (“PM&P”) with respect to the performance of their duties under the engagement (i.e., that “the Committee worked with the Consultant to develop a peer group of companies to be used for compensation benchmarking and requested a market-competitive review of the following executive compensation elements: base salaries, annual incentive targets and long-term incentives”). All of these duties were to be performed with respect to 2007 compensation decisions.
While the Company believes these were the material elements of the consultant’s assignment and associated instructions for purposes of the 2007 proxy statement, the Company will expand on this discussion in next year’s proxy statement to explain that the Committee requested that PM&P conduct a thorough review of executive total compensation, including position-specific survey data for each executive position. The disclosure will indicate that the compensation elements reviewed included base compensation, short term incentive targets and plan metrics, long term incentive targets and composition of long-term awards, stock ownership guidelines, and prevalence and benefit levels of change in control and severance programs. PM&P also provided presentations on executive compensation trends and recent legal and regulatory changes. The disclosure will indicate that the Company believes this foundation provides a basis against which 2007 executive compensation proposals for the Company’s executives could be evaluated. While the Committee engaged the services of PM&P, the Company will disclose that the Committee also regularly requests the consultant to work directly with various members of the Company’s human resources team to prepare proposals and recommendations for review by the Committee.
As with the Company’s response to comment 1, the Company believes the detailed discussion of these items in each year’s proxy statement is properly included in CD&A, with appropriate cross-referencing contained in the Compensation Committee discussion. Also as with comment 1, the Company will consider other formulations or approaches

Ms. Hanna T. Teshome	Confidential Treatment Requested
September 21, 2007	by Dresser-Rand Group Inc.

identified by the Staff, including discussing the scope of the consultants’ assignment generally under Compensation Committee, with a more detailed discussion of its effects on 2007 compensation decisions included under CD&A.
Compensation Discussion and Analysis, page 16
3.	The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. We note the disparity between your chief executive officer’s compensation and that of the other named executive officers. For example, we refer you to the salary and non-equity incentive plan compensation paid to your chief executive officer as compared to the same elements granted to your other named executive officers. We also refer you to “all other compensation” granted to your chief executive officer noted in the table on page 24 which indicates a substantially higher amount for your chief executive officer then that of the next highest paid named executive officer. Please provide a more detailed discussion of how and why your chief executive officer’s compensation differs from that of the other named executive officers.
Response: The Company believes that the same basic compensation policies described in the CD&A apply to all of its executive officers, and there are not material differences in such policies among its executive officers, and therefore that further revision is unnecessary. The 2006 compensation of each of the NEOs is reflective of their positions within the Company, and their compensation, including base salary and levels of non-equity (incentive) compensation, is reflective of similarly-situated executive officers at other similarly-situated companies based upon the surveys utilized by the Company. The only difference in approach to assessment of the chief executive officer’s base salary vis à vis the remaining NEOs has been disclosed (i.e., that a specific group of peer companies was evaluated for purposes of setting the chief executive officer’s base salary, whereas the remaining NEOs were compared to broad based industry surveys). See the Company’s discussion under Base Salary and Annual Incentives beginning on page 19, as well as the Company’s response to comments 7 and 8 below.
With respect to “all other compensation” for the CEO and next-highest paid NEO, the Company notes that the component of this item that gives rise to the greatest discrepancy relates to the DRH LLC Equity Program (see discussion in relation to comments 10-12 below). We believe it is important to note (as described on page 18 under the caption “Compensation Program Elements — Compensation elements introduced by FRC,” and on page 21 under the caption “DRH LLC Equity Program”), that the benefits under the DRH LLC Equity Program were designed, implemented and ultimately paid by the Company’s prior controlling shareholder (a private equity fund sponsored by First Reserve Corporation — herein, “First Reserve”), and not by the Company or the Compensation Committee. The allocation of rights under the DRH LLC Equity Program (and any resulting discrepancy in ultimate payouts under such program) were the results

Ms. Hanna T. Teshome	Confidential Treatment Requested
September 21, 2007	by Dresser-Rand Group Inc.

of decisions made by First Reserve in connection with acquiring the Company from its predecessor. First Reserve also required that the leadership team make significant equity investments in Dresser-Rand Holdings, LLC, as detailed on page 34 of the 2007 proxy statement. The DRH LLC Equity Program was designed by First Reserve to directly align the leadership team’s interests with those of First Reserve (both through the team’s co-investment with First Reserve and the associated profits interests), and to retain the leadership team through the period of First Reserve’s ownership. Notably, no further distributions will be made from the program. While the effect on the NEOs of the payout under this program under its terms is material in terms of “all other compensation,” there is no material difference in the Company’s compensation policies among NEOs that can be implied from such payouts.
The only other component of “all other compensation” where there may be any disparity that is significant is the amount of Company contributions to each NEO’s respective non-qualified deferred compensation plans for 2006. As described in footnote 3 to the Summary Compensation Table on page 25, and in greater detail under the caption “Non-Qualified Deferred Compensation Plans for 2006” on page 28, participation in the two plans available to the NEOs is voluntary, and the amount of the Company’s contribution is determined by reference to a number of factors. These factors include the NEO’s voluntary contributions and tax limitations, none of which discriminate based on the position of the NEO (see the first bullet point under the first full paragraph following the Non-Qualified Deferred Compensation table on page 28), all of which are formulaic and involve no exercise of discretion on the part of the Board of Directors, the Compensation Committee, or any executive officer of the Company. As a result, the Company believes any such disparities are immaterial to an investor’s understanding of the Company’s compensation program. In next year’s proxy statement, the Company will provide additional disclosure in the event any of such factors are applied to NEOs on a disparate basis.
4.	Your disclosure does not appear to fully respond to the requirements of Item 402(b) of Regulation S-K. We would expect to see a more detailed discussion and more thorough analysis of each element of compensation. Please refer to Item 402(b) and section II.B. of Release No. 33-8732A and revise to provide appropriate information pursuant to the item requirement. For example, describe more fully each element of compensation, why you choose to pay the annual incentive element, how you determine the amount (and where applicable, the formula) for each element to pay and how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. In addition, Item 402(b)(2) of Regulation S-K sets forth examples of material information that could be appropriate for discussion in compensation discussion and analysis. To this extent, it is unclear from your disclosure what consideration you have given to several of the illustrative examples contained in this disclosure guideline. Please give appropriate consideration to how these topics are applicable to your executive compensation program and revise your disclosure accordingly.

Ms. Hanna T. Teshome	Confidential Treatment Requested
September 21, 2007	by Dresser-Rand Group Inc.

Response: With respect to a detailed analysis of each element of compensation, the Company believes all material information about each individual element of 2006 compensation has been disclosed. We note that the Company describes the five material elements of 2006 compensation for its NEOs (base salary, non-equity incentive plan compensation, limited perquisites, the DRH LLC Equity Program, and post-retirement benefits). The Company lists them individually under the caption “Compensation Program Elements” on page 18, and then devotes the next four pages to discussing each element separately. While the Company believes this is a full description of each element, the Company is willing to consider additional detail that the Staff believes is material.
With respect to “why” the Company chose to pay the annual incentive element, and “how much” to pay, we refer the Staff to the discussion in the first paragraph under “Financial Objectives” and the second paragraph under “Individual Objectives” on page 20, which describe the goals that the incentive targets were meant to achieve. And we note that the Compensation Committee determined the level of the applicable targets (as a percentage of base salary) by reference to market survey data. However, in the future the Company will provide additional disclosure of the analysis behind the choice to pay the incentive compensation element and the levels payable. For a more complete discussion regarding annual incentives, we refer you to the Company’s response to comment 9 below.
With respect to base salary, we refer the Staff to the discussion in the first sentence of the first paragraph under the heading “Base Salary,” on page 19, which explains why base salaries are paid. The remainder of the discussion under the “Base Salary” heading explains how the Committee determined the amount of base salaries to be paid. With respect to post-employment benefits, we refer the Staff to the discussion in the first paragraph under the heading “Post-Employment Benefits” on page 21, which explains why post-employment benefits are paid and that the Committee seeks to provide benefit levels that are competitive when compared to similar companies.
In next year’s proxy statement, the Company will provide additional disclosure about how decisions with respect to a particular compensation element affect decisions regarding other elements, as the Company believes such collateral effects will be more relevant for 2007 compensation decisions, and will describe the use of tally sheets in determining each element of compensation, if applicable. With respect to 2006 compensation decisions, the Company has noted in its disclosure the only material effect that base salary decisions have on other elements (e.g., annual incentives are expressed as a percentage of base salary (page 19), and post employment benefits are affected by the level of other benefits (page 21)). Also, the Company has noted how the discontinuation of the DRH LLC Equity Program has resulted in the Compensation Committee

Ms. Hanna T. Teshome	Confidential Treatment Requested
September 21, 2007	by Dresser-Rand Group Inc.

evaluating stock ownership guidelines and long-term incentive programs for 2007 (see the discussion under the heading “DRH LLC Equity Program” on page 21 and “Forward Looking Compensation Decisions—Long-Term Incentives” on pages 22-23). The Company believes no other material effects of one compensation element on another exist with respect to 2006 compensation decisions.
The Company will provide additional disclosure in next year’s proxy statement about how each compensation element fits into the Company’s overall compensation objectives. As discussed on page 18 under the heading “Compensation Program Elements,” the overall compensation program was put in place by First Reserve — directly, in the case of the DRH LLC Equity Program, and indirectly, in the case of base salary, annual incentive compensation, post-employment benefits and perquisites that were transferred to (or assumed by) the Company from its predecessor, Ingersoll-Rand, pursuant to the terms of the purchase agreement between First Reserve and Ingersoll-Rand in 2004. However, to the extent the Compensation Committee has elected not to change, freeze or discontinue any of the compensation elements that are within the control of the Company, it has implicitly made a determination of how such element fits within the Compensation Committee’s (and the Company’s) overall objectives, and the relationship of the element to the objective has been disclosed in connection with the discussion of each individual element. In each separate discussion of compensation elements, the Company describes how the particular element relates to the overall compensation objectives. See the first sentences under the headings “Base Salary” and “Annual Incentives” on page 19. However, the Company will provide an overview paragraph in next year’s proxy statement that will describe explicitly, and in more detail, how each of the 2007 compensation elements fit into the current compensation objectives.
We also note your reference to the illustrative considerations set forth in Item 402(b)(2) of Regulation S-K. The Company believes that additional disclosure in this regard is not necessary. The Company considered all such factors in drafting its disclosure for the 2007 proxy statement. Where applicable and material, the Company has included detailed discussion of these factors, as well as others not listed in Item 402(b). However, where inapplicable or immaterial, the Company has not provided “negative” disclosure, in part in an effort to avoid boilerplate disclosures. (For example, the Company has not affirmatively stated that there are no policies for allocating between cash and non-cash compensation, and among different forms of non-cash compensation. However, if such a policy existed, it would be described in detail.) The Company also expects that, as circumstances have changed with respect to 2007 compensation decisions, there will be discussion of certain of these elements in next year’s proxy statement, some of which were not material with respect to 2006 compensation decisions.

Ms. Hanna T. Teshome	Confidential Treatment Requested
September 21, 2007	by Dresser-Rand Group Inc.

5.	While your disclosure suggests that individual performance is a factor in the compensation process, you provide little discussion and analysis of the effect of individual performance on performance based compensation. Please provide additional detail and analysis of how individual performance contributed to actual compensation for the named executive officers. Please refer to Item 402(b)(2)(vii) of Regulation S-K.
Response: In part, we refer the Staff to the discussion in response to comment 4 above. In particular, with respect to individual objectives, the Company has disclosed on page 20 the corporate goals that such objectives are designed to achieve. The Company also disclosed on page 20 that the relative contribution of individual performance as compared to Company financial performance is 20/80, respectively, and disclosed the material financial and individual performance goals. The Company believes the individual performance reviews (which set forth the criteria for judging whether the NEO has achieved the individual goals) are not material to an understanding of the annual incentive compensation element, or to the compensation program as a whole. However, for further discussion about the level of detail regarding individual and financial objectives, we refer you to the Company’s response to comment 9 below. In particular, we note that the Company intends to describe the organizational goals in greater detail in next year’s proxy statement. In addition, the Company will disclose whether a particular individual goal received disproportionate weighting such that it comprised a material component of the incentive compensation. However, the Company believes that with more detailed disclosure about the goals, the specific criteria used to evaluate whether the NEO should be paid a bonus because of his or her progress towards such goals is immaterial. Finally, to the extent the Company does not make required disclosure with respect to individual objectives on the grounds of competitive harm, the Company will provide qualitative disclosure in next year’s proxy statement regarding the relative difficulty in achieving the individual objectives, including noting the degree to which each goal contributed to the individual performance objective trigger, and whether the NEO achieved such goals.
2006 Compensation Decisions, page 18
6.	Please revise your disclosure to clarify the extent to which discretion can be exercised to adjust an award. To the extent discretion has been exercised, discuss the particular exercise of discretion so that the disclosure clearly explains how that specific element of compensation was determined. Please refer to Item 402(b)(2)(vi) of Regulation S-K.
Response: We refer the Staff to the discussion in the third paragraph under “Annual Incentives” on page 20, which explains the circumstances in which discretion may be exercised to adjust an award. The Company will provide additional disclosure in next year’s proxy statement regarding the exceptional performance circumstances in which

Ms. Hanna T. Teshome	Confidential Treatment Requested
September 21, 2007	by Dresser-Rand Group Inc.

discretion may be exercised and the extent to which such discretion was actually exercised in adjusting any awards.
For 2006, the chief executive officer’s annual incentive award was determined based on a combination of quantitative and qualitative objectives, and the exercise of discretion on the part of the Compensation Committee. With respect to financial and individual objectives, each set of objectives was assigned a relative weight (as disclosed, 80% in the aggregate for financial objectives, and 20% in the aggregate for individual objectives).
The target financial objectives were subject to an objective determination, and assigned a percentage of achievement for each quarter of 2006. The percentage achievement for each quarter corresponded to a scaled percentage of the target level payout that was earned, such that penalties for underperformance were disproportionate to the actual percentage by which actual results were less than targets, and benefits for exceeding targets were proportionately greater at or close to the target. The percentage payout was limited to 150% (though overall bonus remained limited to 100% of base salary). The average percentage payout of the four quarters was used to determine the percentage payout for the full year. Equal weight was given to the EBITDA and cash flow objectives (i.e., each contributed 40% to the overall target bonus). Based on these formulas, the chief executive officer nominally earned $426,600 out of a target of $480,000.
Individual objectives for the chief executive officer were also weighted by percentage, with each individual objective weighted 20%. Based on these formulas, the chief executive officer earned 100% of the target attributable to individual objectives (i.e., 20% * $600,000, or $120,000), and with the nominal amount earned with respect to the financial objectives, had qualified under the incentive formulas for a total bonus of $546,600 out of a target of $600,000.
The Compensation Committee then determined that the chief executive officer’s overall performance for the year on matters related to his specific financial and individual objectives, as well as his leadership of the Company and its overall exceptional achievements for 2006, warranted recognition. In addition, the Compensation Committee noted that the method for applying a percentage payout for individual objectives was not sufficient to recognize the degree to which the chief executive officer surpassed those objectives. As a result, the Board, on the recommendation of the Compensation Committee, adjusted the chief executive officer’s bonus to $600,000 to account for these factors. This exercise of discretion was disclosed in footnote 1 to the Summary Compensation Table.

Ms. Hanna T. Teshome	Confidential Treatment Requested
September 21, 2007	by Dresser-Rand Group Inc.

The Company does not believe that the details of the formulas used, the individual criteria for determining whether the individual objectives were reached, or the amount of discretion involved in adjusting the ultimate bonus amount were material to an investor’s understanding of the Company’s overall compensation program. However, in next year’s proxy statement, the Company will consider such additional disclosure or different formulations consistent with industry practice.

No discretionary adjustments were made in 2006 with respect to the annual incentive payouts to the other NEOs.

In future proxy statements, the Company will affirmatively state in the CD&A whether material discretion was exercised to adjust any awards to a level different than what the target would have provided, and in the event such discretion was exercised, will discuss the specific determination made.

7.	While you disclose the companies included in the CEO compensation study, the companies that are used to benchmark compensation for the other named executive officers is not clear. Please revise your disclosure to identify the companies you use to benchmark the compensation of all named executive officers, explaining which elements or components of compensation you benchmark and the extent to which benchmarks are taken into account in determining the executive’s compensation. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response: While the Compensation Committee did review broad based published surveys to determine whether the base salaries and target bonus percentages of the other NEOs were generally within a range of the market medians, such base salaries and target bonuses were not benchmarked to any particular group of identified companies. With respect to the chief financial officer, the Committee did not benchmark his base salary and target bonus because he joined the Company only a few months prior to the compensation review process and his compensation was therefore recently set as part of his offer letter. With respect to the NEOs other than the chief executive officer and chief financial officer, the Company did not believe that evaluating peer data from available proxy statements was necessary in order to establish appropriate base salaries and target bonuses. Instead, the Compensation Committee followed the process set forth in the last two paragraphs under the heading “Base Salary” on page 19 of the 2007 proxy statement, and the Compensation Committee ascertained that the base salaries and target bonuses (which in large part were influenced by the historical salaries and bonuses at Ingersoll-Rand) were either at or above market medians generally, and as a result no specific market-driven adjustments were required. However, the Company also has a policy of granting annual increases in base salary to its executives consistent with general industry standards (also obtained from publicly available survey data). As a result of the foregoing, all of the other NEOs received a 0-4% increase in their base salaries for 2006.

Ms. Hanna T. Teshome	Confidential Treatment Requested
September 21, 2007	by Dresser-Rand Group Inc.

In contrast to its analysis of the other NEOs that were hired from Ingersoll-Rand, the Compensation Committee believed that the chief executive officer’s historical position at Ingersoll-Rand was not sufficiently comparable to his current position with Dresser-Rand to justify beginning with the historical salaries and target bonuses and applying a general “market check” based on the broad-based survey data. Instead, the Committee chose to use available proxy materials from peer companies to set his base compensation and target bonus, as described on page 19.

In next year’s proxy statement, the Company will disclose in greater detail the use of market data and the effect on the compensation elements, consistent with the foregoing.

8.	To the extent you used outside sources of information to benchmark compensation, such as the “several published survey sources” you reference on page 19, please identify those sources.

Response: The published surveys included the Watson Wyatt 2004/2005 Top Management Survey (durable goods/manufacturing sector), and the 2005 Towers Perrin Executive Compensation Survey (all sectors). To the extent the Compensation Committee relies upon such surveys (or similar ones) in 2007, it will list such surveys in next year’s proxy statement.
Annual Incentives, page 19
9.	You have not provided a quantitative discussion of the terms of all of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. We would expect to see the specific company financial goals, key operating drivers and the individual performance objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. To the extent you believe that disclosure of targets is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a supplementary analysis supporting your conclusion. Please provide detailed explanation for your conclusion as to competitive harm in your response letter and also revise your disclosure to discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm.

Response: With the exception of the additional disclosure the Company agrees it will provide in response to comment 5, the Company believes that the disclosure of more specific Company financial objectives and individual objectives would be immaterial to

Ms. Hanna T. Teshome	Confidential Treatment Requested
September 21, 2007	by Dresser-Rand Group Inc.

an investor’s understanding of the Company’s overall compensation program. Alternatively, if the specific financial objectives were considered material, the Company believes disclosure of these objectives would result in competitive harm (as detailed below).

Materiality of Specific Financial Objectives

The Company does not believe that the details of the financial performance targets, or the precise mechanics of how bonuses are paid relative to such targets, are material to an investor’s understanding of the incentive compensation element beyond the level of detail already provided in the 2007 proxy statement.

First, where the target bonus for each NEO is only between 50% and 100% of his base salary, and where base salaries are not large compared to either industry standards or the compensation elements as a whole, we believe the Company’s investors do not consider material the degree to which such targets have been met. The Company acknowledges that such degree is information that can be gleaned from the data specifically required by Item 402(d). However, where the overall amounts are nevertheless immaterial, the Company believes the details about the objectives underlying such target (and therefore the mechanics behind the “degree” to which targets are met) are immaterial, except to the extent already disclosed in the 2007 proxy statement.

Second, the Company believes that disclosure of the precise formula is not required by Item 402(b)(1)(v). Instead, the disclosure required relates to “how” the registrant determines the amount and formula (notably, not the formula itself). The “how” for both of these items was disclosed in the 2007 proxy statement in all material terms. The amount (i.e., the range) of incentive bonus payouts was determined based on comparisons to market. And the Company disclosed that the financial objectives were tied to specific metrics (e.g., EBITDA, operating cash flow and business segment performance). The Company also disclosed that the targets were aligned with the Company’s operating plan, and that achievement of the targets would require substantial improvement over 2005 performance levels. In other words, the material disclosure consists of an identification of the performance metrics that are involved, and the relative difficulty in obtaining the payouts.

There are numerous combinations of financial results that would result in the same or similar payouts to the executives. The precise matrix of payout possibilities is not material in light of an understanding as to the various measures of performance against which the financial objectives are evaluated. The Company does not believe that fine-tuning of the objectives beyond this disclosure is material to investors (though it might be

Ms. Hanna T. Teshome	Confidential Treatment Requested
September 21, 2007	by Dresser-Rand Group Inc.

considered material to other constituencies, such as employees, customers and competitors).

Materiality of Specific Individual Objectives

With respect to individual objectives, the Company does not believe that disclosure of the specific individual objectives applicable to each NEO would be material. Individual objectives collectively accounted for only 20% of each NEO’s annual incentive award opportunity, and each individual objective was weighted at between 10% and 20% of the total individual objective component, depending on the executive, except that one executive had two individual objectives that were weighted at 40% each. Each individual objective therefore represented less than 4% of the NEO’s total annual incentive award opportunity (or 8% in the case of the one executive described above). In next year’s proxy statement, the Company will provide additional information about the relative weight that each identified corporate goal played in a particular NEO’s incentive compensation. Nevertheless, the Company believes that the description of the nature of the Company goals around which the individual objectives are designed (page 20 of the proxy statement) provides adequate information with respect to these objectives given their minimal contribution to the total incentive award opportunity.

***[Redacted]***

Assuming the Company’s financial performance objectives are not disclosed on the grounds of confidentiality, the Company believes that its statement on page 20 of the proxy statement that “the goals of the plan, while aggressive, represented the level of performance that the Company was expected to achieve in 2006” is responsive to the requirement to discuss how difficult it will be to achieve the target levels, but we are happy to consider other formulations or approaches if the Staff would identify examples for our review.
DRH LLC Equity Program, page 21
10.	Please revise this section to describe in greater detail the DRH LLC Equity Program. Explain how the program is structured, and what, if any, performance and/or contribution is taken into account in determining an award. Please refer to Item 402(b)(1)(iii) of Regulation S-K. Furthermore, it is not clear from your disclosure whether this equity program has been terminated or the extent to which it has been limited. Please revise your disclosure to clarify.

Response: The Company believes the interests of the NEOs in the DRH LLC Equity Program are described in CD&A, as well as on pages 34 to 36 under the heading “Certain Related Party Transactions.” The Company will provide appropriate cross references in next year’s proxy statement. While the Compensation Committee has

Ms. Hanna T. Teshome	Confidential Treatment Requested
September 21, 2007	by Dresser-Rand Group Inc.

determined that the DRH LLC Equity Program has the effect of achieving some of the objectives of the compensation program (as noted above), neither the Company nor the Committee had any authority over determining the amount of awards under the program. As disclosed, the payouts under the program were made by First Reserve, not the Company, were not subject to any discretion, and were strictly a function of the amount of proceeds First Reserve received with respect to its indirect sale of its common stock holdings of the Company (the last of which was completed in March 2007). As disclosed on page 21, there will be no further distributions from the DRH LLC Equity Program after 2007. The termination of this program will be disclosed in next year’s proxy statement.

11.	You indicate that the DRH LLC Equity Program awards grants of several types of equity units. Please disclose how the determination is made as to what kind of equity unit is granted and as to when the award is granted. Please refer to Item 402(b)(2)(iii) and (iv) of Regulation S-K.

Response: As noted, the Company’s then-controlling shareholder made all determinations with respect to what kind of equity unit was granted and the timing of the grants. While First Reserve discussed the various levels of participation with Mr. Volpe when negotiating the involvement of the leadership team in Dresser-Rand Holdings LLC, none of the Company, the Compensation Committee or any executive officer of the Company had any authority over any aspect of the DRH LLC Equity Program.

12.	You indicate that cash distributions were provided to the named executive officer pursuant to the DRH LLC Equity Program. Please provide additional detail regarding the cash distribution, such as how the distribution was allocated to the named executive officers, what impact, if any, it has on the outstanding equity-based compensation currently held by the named executive officers, and the impact it has on this or other compensation provisions. Please refer to Item 402(b)(2)(i) and (x) of Regulation S-K.

Response: The Company believes that the relationship between the DRH LLC Equity Program and the compensation decisions relative to the other aspects of the compensation program is described under the heading “Forward Looking Compensation Decisions” – i.e., that the final cash distributions under the equity program meant that the Company lacked sufficient long-term incentives, and as a result adopted for introduction in 2007 the Dresser-Rand Long-Term Incentive Program. There is no other relationship between the DRH LLC Equity Program and the 2007 equity program. As noted in the response to comment 11, the distributions under the DRH LLC Equity Program were strictly a function of the initial investments made by the executives and the associated initial allocation of profits units by First Reserve, and as noted in the response to comment 10,

Ms. Hanna T. Teshome	Confidential Treatment Requested
September 21, 2007	by Dresser-Rand Group Inc.

the distributions were paid by First Reserve, not by the Company. There was no compensation decision made by the Company or the Compensation Committee.
Long-Term Incentives, page 23
13.	Please provide a detailed discussion of all the material elements of the long-term incentive program. Please refer to Item 402(b)(1) of Regulation S-K and revise your disclosure accordingly.

Response: The Company believes additional details in the 2007 proxy statement regarding the long-term incentive program would not have been applicable because, as discussed under “Forward Looking Compensation Decisions – Long-Term Incentives” on page 23, the program did not apply to 2006 and was introduced for 2007 and later years. While the Company understands that CD&A should include discussion of any material compensation decisions after December 31, 2006 (the end of the Company’s fiscal year) and prior to the filing of the proxy statement, the question of materiality is made in the context of the other quantitative disclosures required by Item 402, which all relate to disclosed 2006 compensation. The long-term incentive program described on page 23 relates to future compensation decisions, which will be the subject of future proxy statements. However, disclosure was provided in the 2007 proxy statement to the extent necessary to give context to the disclosure elsewhere in CD&A regarding the absence of a long-term incentive equity program of the Company and the termination of the DRH LLC Equity Program.
Summary Compensation Table, page 24
14.	Please explain why the “all other compensation” column in the summary compensation table reflects the non-cash expense to the company rather than the cash payments made to the named executive officers for the exit units. Please refer to Item 402(c)(2)(ix)(D) of Regulation S-K.

Response: The Company believes that “compensation cost” is what is required by the language of Item 402(c)(2)(ix)(D). The non-cash expense to the Company reflected in the column (as detailed in columns (1) and (2) in the table set forth on page 25) is the amount the Company recognized as compensation cost under SFAS 123R with respect to the DRH LLC Equity Program for the fiscal year ending December 31, 2006, including $888,499 in compensation cost for the “service units” and $16,530,974 in compensation cost for the “exit units.” The cash payments (which were paid by First Reserve, not by the Company) nevertheless are provided supplementally in footnotes (1) and (2) to the detailed “all other compensation” table. To the extent the Staff believes the payments detailed in the footnote constitute “change of control” payments, and therefore

Ms. Hanna T. Teshome	Confidential Treatment Requested
September 21, 2007	by Dresser-Rand Group Inc.

disclosable notwithstanding the SFAS 123R values, the Company believes that the rules are nevertheless unclear about how best to report a stock-based award paid in such an event when there is an expense element that differs from the value realized by the NEOs. In light of the uncertainty, the Company described its compensation expense within the table in accordance with SFAS 123R, and supplemented such disclosure by disclosing the additional value realized by the NEOs.
Potential Payments Upon Termination or Change in Control, page 29
15.	You provide disclosure relating to various employment or change-in-control agreements starting on page 29. In the compensation discussion and analysis, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the existing plans or arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Response: Other than the anticipated severance program, the Company had no termination or change-in-control arrangements or plans other than contained in the employment agreement with Mr. Volpe, and in the offer letter for Mr. Anthony. See the second paragraph under the caption “Potential Payments Upon Termination or Change in Control.” The disclosure for Messrs. Volpe and Anthony includes all material information relating to how the payment and benefit levels in such agreements are determined (with the possible exception of providing the detailed definitions of “cause” and “good reason” as requested below).

The remaining amounts set forth in the tables under this caption in the rows entitled “Retirement Related Benefits” relate solely to existing retirement plans where the benefit is payable upon termination of employment, regardless of reason. The Company will provide additional disclosure with respect to how the payment and benefit levels included in Retirement Related Benefits are determined in its 2008 proxy statement, and will discuss how these arrangements fit in the Company’s overall compensation objectives. However, the retirement related benefits had no material effect on 2006 compensation decisions because the plans under which these benefits are payable were legacy programs that originated with the Company’s former parent, Ingersoll Rand. As disclosed on page 22 under the heading “Post-Employment Benefits,” the Company determined to freeze the two non-qualified defined contribution plans, and future plan benefits ceased as of December 31, 2006. The Company’s new non-qualified defined contribution plan established effective January 1, 2007 will be described to the extent required in next year’s proxy statement.

Ms. Hanna T. Teshome	Confidential Treatment Requested
September 21, 2007	by Dresser-Rand Group Inc.

16.	Please define “change in control,” “cause” and “good reason” as used in the various employment or change-in-control agreements.

Response: With respect to Mr. Volpe, “cause” is defined in Mr. Volpe’s employment agreement to mean the occurrence of any of the following: (i) the material failure or refusal of Mr. Volpe to perform his duties under the agreement; (ii) any willful, intentional or grossly negligent act by Mr. Volpe having the effect of materially injuring the interest, business or prospects of the Company, its parent or any of their respective subsidiaries or affiliates, or any divisions Mr. Volpe may manage; (iii) the material violation or material failure by Mr. Volpe to comply with the Company’s material published rules, regulations or policies; (iv) Mr. Volpe’s conviction of a felony offense or a misdemeanor offense involving moral turpitude, fraud, theft or dishonesty; (v) any willful or intentional, misappropriation or embezzlement of the property of the Company, its parent or any of their respective subsidiaries or affiliates (whether or not a misdemeanor or felony); or (vi) a material breach of any one or more of the covenants of the agreement by Mr. Volpe.

“Good reason” is defined in Mr. Volpe’s employment agreement to mean (i) the Company materially and adversely changes Mr. Volpe’s title, duties or responsibilities, provided, however, that resignation of Mr. Volpe from the Board shall not be deemed such a change; (ii) the Company materially reduces the compensation or benefits to which Mr. Volpe is entitled under the agreement; (iii) a relocation of Mr. Volpe’s principal place of employment to a location that is more than fifty miles outside of either (x) Olean, New York or (y) any location that Mr. Volpe has recommended to the Board as a location for the Company’s headquarters; (iv) a material breach of any one or more of the covenants of the agreement by the Company or its parent; or (v) the succession or assignment of the agreement in violation of the provisions thereof.

Mr. Volpe is not entitled to any potential payments upon a change in control under the terms of his employment agreement or the Amended and Restated Limited Liability Company Agreement of Dresser-Rand Holdings, LLC (the “LLC Agreement”). As a result, “change in control” is not defined in Mr. Volpe’s employment agreement and the definition of “change in control” in the LLC Agreement is not material as it has no bearing on any payments received by Mr. Volpe. The LLC Agreement further provides that the terms “cause” and “good reason” as used in the LLC Agreement shall have the meanings specified in his employment agreement, which are described above.

With respect to Mr. Anthony, the term “for cause” is not defined in his offer letter, and would be subject to interpretation under the Company’s employment policies.

Ms. Hanna T. Teshome	Confidential Treatment Requested
September 21, 2007	by Dresser-Rand Group Inc.

While Mr. Volpe’s and Mr. Anthony’s agreements and the LLC Agreement are attached as exhibits to the Company’s 10-K, the Company will include all relevant definitions in its CD&A in next year’s proxy statement.
Certain Related Party Transactions, page 34
17.	Provide the information required by Item 404(b). For example, describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a), including, to the extent applicable, the material features described in Item 404(b)(1).

Response: The Company notes that, as disclosed on page 37, the policies and procedures for review, approval or ratification of any transaction required to be reported under Item 404(a) are contained in the Company’s Code of Conduct, which is available on the Company’s web site. In next year’s proxy statement, the Company will summarize the policies and procedures in the proxy statement, and provide any other information required by Item 404(b) under a separately captioned item.
          The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          As indicated in the responses above, the Company respectfully proposes to make the specified revisions and additional disclosures prospectively in future filings.
Very truly yours,
/s/ Mark E. Baldwin
Mark E. Baldwin
Executive Vice President &
Chief Financial Officer

cc:	Vincent R. Volpe, Jr., Dresser Rand Group Inc. Beau Stark, Esq., Gibson, Dunn & Crutcher LLP